Exhibit 99.1

Interim Consolidated Financial Statements

January 31, 2023

(Unaudited)

VERSABANK

Consolidated Balance Sheets

(Unaudited)

(thousands of Canadian dollars)
	January 31	October 31	January 31
As at	2023	2022	2022

Assets

Cash	$201,372	$88,581	$155,239
Securities (note 4)	49,847	141,564	-
Loans, net of allowance for credit losses (note 5)	3,235,083	2,992,678	2,215,638
Other assets (note 6)	45,388	43,175	44,469

	$3,531,690	$3,265,998	$2,415,346

Liabilities and Shareholders' Equity

Deposits	$2,925,452	$2,657,540	$1,847,003
Subordinated notes payable (note 7)	102,765	104,951	97,726
Other liabilities (note 8)	152,296	152,832	133,666
	3,180,513	2,915,323	2,078,395

Shareholders' equity:
Share capital (note 9)	232,512	239,629	241,321
Contributed surplus	1,955	1,612	341
Retained earnings	116,638	109,335	95,276
Accumulated other comprehensive income	72	99	13
	351,177	350,675	336,951

	$3,531,690	$3,265,998	$2,415,346

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Income and Comprehensive Income

(Unaudited)

(thousands of Canadian dollars, except per share amounts)
	for the three months ended
	January 31	January 31
	2023	2022

Interest income:
Loans	$46,855	$24,514
Other	2,706	206
	49,561	24,720

Interest expense:
Deposits and other	23,841	6,469
Subordinated notes	1,446	1,366
	25,287	7,835

Net interest income	24,274	16,885

Non-interest income	1,644	1,381
Total revenue	25,918	18,266

Provision for credit losses (note 5)	385	2
	25,533	18,264

Non-interest expenses:
Salaries and benefits	8,257	6,083
General and administrative	3,126	3,624
Premises and equipment	952	929
	12,335	10,636

Income before income taxes	13,198	7,628

Income tax provision (note 10)	3,781	2,062

Net income	9,417	5,566

Other comprehensive income (loss):
Item that may subsequently be reclassified to net income:
Foreign exchange gain (loss) on translation of foreign operations	(27)	17

Comprehensive income	$9,390	$5,583

Basic and diluted income per common share (note 11)	$0.34	$0.19

Weighted average number of common shares outstanding	27,025,317	27,441,082

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Changes in Shareholders’ Equity

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2023	2022

Common shares (note 9):

Balance, beginning of the period	$225,982	$227,674
Purchased and cancelled during the period	(7,117)	-

Balance, end of the period	$218,865	$227,674

Preferred shares (note 9):

Series 1 preferred shares

Balance, beginning and end of the period	$13,647	$13,647

Total share capital	$232,512	$241,321

Contributed surplus:

Balance, beginning of the period	$1,612	$145
Stock-based compensation (note 9)	343	196

Balance, end of the period	$1,955	$341

Retained earnings:

Balance, beginning of the period	$109,335	$90,644
Adjustment for purchased and cancelled common shares	(1,204)	-
Net income	9,417	5,566
Dividends paid on common and preferred shares	(910)	(934)

Balance, end of the period	$116,638	$95,276

Accumulated other comprehensive income:

Balance, beginning of the period	$99	$(4)
Other comprehensive income (loss)	(27)	17

Balance, end of the period	$72	$13

Total shareholders' equity	$351,177	$336,951

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK

Consolidated Statements of Cash Flows

(Unaudited)

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2023	2022

Cash provided by (used in):

Operations:
Net income	$9,417	$5,566
Adjustments to determine net cash flows:
Items not involving cash:
Provision for credit losses	385	2
Stock-based compensation	343	196
Income tax provision	3,781	2,062
Interest income	(49,561)	(24,720)
Interest expense	25,287	7,835
Amortization	467	490
Accretion of discount on securities	(533)	-
Foreign exchange rate change on assets and liabilities	10,663	2,430
Interest received	47,368	23,594
Interest paid	(15,360)	(9,406)
Income taxes paid	(7,710)	(2,820)
Change in operating assets and liabilities:
Securities	92,029	-
Loans	(241,216)	(111,400)
Deposits	259,294	(3,385)
Change in other assets and liabilities	(8,451)	(3,308)
	126,203	(112,864)
Purchase of investment:
Purchase of property and equipment	(25)	(32)
	(25)	(32)
Financing:
Purchase and cancellation of common shares	(8,321)	-
Dividends paid	(910)	(934)
Repayment of lease obligations	(176)	(169)
	(9,407)	(1,103)

Change in cash	116,771	(113,999)

Effect of exchange rate changes on cash	(3,980)	(2,285)

Cash, beginning of the period	88,581	271,523

Cash, end of the period	$201,372	$155,239

The accompanying notes are an integral part of these interim Consolidated Financial Statements.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

1.	Reporting entity:

VersaBank (the “Bank”) operates as a Schedule I bank under the Bank Act (Canada) and is regulated by the Office of the Superintendent of Financial Institutions Canada (“OSFI”). The Bank, whose shares trade on the Toronto Stock Exchange and Nasdaq Stock Exchange, provides commercial lending and banking services to select niche markets in Canada and the United States as well as cybersecurity services through the operations of its wholly owned subsidiary DRT Cyber Inc. (“DRTC”). The Bank is incorporated and domiciled in Canada, and maintains its registered office at Suite 2002, 140 Fullarton Street, London, Ontario, Canada, N6A 5P2.

2.	Basis of preparation:

a) Statement of compliance:

These interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”) and have been prepared in accordance with International Accounting Standard (“IAS”) 34 – Interim Financial Reporting and do not include all of the information required for full annual financial statements. These interim Consolidated Financial Statements should be read in conjunction with the Bank’s audited Consolidated Financial Statements for the year ended October 31, 2022.

The interim Consolidated Financial Statements for the three months ended January 31, 2023 and 2022 were approved by the Audit Committee of the Board of Directors on March 6, 2023.

b) Basis of measurement:

These interim Consolidated Financial Statements have been prepared on the historical cost basis except the investment in Canada Stablecorp Inc. (note 6) and an interest rate swap (note 12), which are measured at fair value in the Consolidated Balance Sheets.

c) Functional and presentation currency:

These interim Consolidated Financial Statements are presented in Canadian dollars, which is the Bank’s functional currency. Functional currency is also determined for each of the Bank’s subsidiaries, and items included in the interim financial statements of the subsidiaries are measured using their functional currency.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

d) Use of estimates and judgements:

In preparing these interim Consolidated Financial Statements, management has exercised judgement and developed estimates in applying accounting policies and generating reported amounts of assets and liabilities at the date of the financial statements and income and expenses during the reporting periods. Areas where judgement was applied include assessing significant changes in credit risk on financial assets and in the selection of relevant forward-looking information in assessing the Bank’s allowance for expected credit losses on its financial assets as described in note 5 – Loans. Estimates are applied in the determination of the allowance for expected credit losses on financial assets, the fair value of stock options granted as described in note 9, and the measurement of deferred income taxes. It is reasonably possible, on the basis of existing knowledge, that actual results may vary from those expected in the development of these estimates. This could result in material adjustments to the carrying amounts of assets and/or liabilities affected in the future.

Available forward-looking information, including forecast macroeconomic indicator and industry performance trend data, is influenced by a number of factors, including, but not limited to, higher interest rates and inflation, consumer spending trends and the strength of household balance sheets, housing prices, the sustainability of a strong labour market and the effectiveness of low unemployment offsetting the impact of elevated inflation as well as  geo-political risk resulting from the crisis in Ukraine and the impact of the crisis on global supply chains. The dynamic nature of these macroeconomic factors and activities and their influence on the available forward looking information results in the assumptions, judgements and estimates made by management in the preparation of these interim Consolidated Financial Statements being subject to some uncertainty.

Estimates and their underlying assumptions are reviewed on an ongoing basis. Revisions to accounting estimates are applied prospectively once they are known.

3.	Significant accounting policies and future accounting changes:

The accounting policies applied by the Bank in these interim Consolidated Financial Statements are the same as those applied by the Bank as at and for the year ended October 31, 2022 and are detailed in note 3 of the Bank’s 2022 audited Consolidated Financial Statements. During the current period, the Bank updated or incorporated the following significant accounting policies:

Derivative instruments:

Derivatives are reported as other assets when they have a positive fair value and as other liabilities when they have a negative fair value. Derivatives may be embedded in other financial instruments. Derivatives embedded in other financial instruments are valued as separate derivatives when: the economic characteristics and risks associated are not clearly and closely related to those of the host contract; the terms of the embedded derivative would meet the definition of a derivative if it was a stand-alone, independent instrument; and the combined contract is not held for trading or designated at fair value through profit or loss. For financial statement disclosure purposes, embedded derivatives are combined with the host contract.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

Hedge accounting:

The Bank has elected, as permitted, to apply the hedge accounting requirements of IAS 39. Interest rate swap agreements are entered into for asset liability management (“ALM”) purposes. When hedge accounting criteria are met, derivative contracts are accounted for as described below.

To meet the criteria for hedge accounting, the Bank documents all relationships between hedging instruments and hedged items, how hedge effectiveness is assessed, as well as its risk management objective and strategy for undertaking various hedge transactions.  This process includes linking all derivatives to specific assets or liabilities on the Consolidated Balance Sheet.  The Bank also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items.

There are three main types of hedges: (i) fair value hedges, (ii) cash flow hedges and (iii) net investment hedges.

The Bank has only fair value hedges outstanding. In a fair value hedge, the change in the fair value of the hedging derivative is recognized in non-interest income in the Consolidated Statements of Income and Comprehensive Income. The change in the fair value of the hedged item attributable to the risk hedged is recorded as part of the carrying value of the hedged item (basis adjustment) and is also recognized in non-interest income in the in the Consolidated Statements of Income and Comprehensive Income. The Bank utilizes fair value hedges primarily to convert fixed rate financial assets to floating rate financial assets. The primary financial instruments designated in fair value hedging relationships are loans. If the derivative expires or is sold, terminated, no longer meets the criteria for hedge accounting, or the designation is revoked, hedge accounting is discontinued. Any basis adjustment up to that point made to a hedged item for which the effective interest method is used is amortized to the Consolidated Statements of Income and Comprehensive Income as part of the recalculated effective interest rate of the item over its remaining term. If the hedged item is derecognized, the unamortized fair value is recognized immediately in the Consolidated Statements of Income and Comprehensive Income.

In fair value hedges, ineffectiveness arises to the extent that change in fair value of the hedging items differs from the change in fair value of the hedge risk in the hedged item. Any hedge ineffectiveness is measured and recorded in non-interest income in the Consolidated Statements of Income and Comprehensive Income.

Derivative contracts which do not qualify for hedge accounting are marked-to-market and the resulting net gains or losses are recognized in non-interest income in the Consolidated Statement of Income and Comprehensive Income.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

4.	Securities:

As at January 31, 2023, the Bank held securities totalling $49.8 million ( October 31, 2022 - $141.6 million), comprised of a Government of Canada Treasury Bill and a US Government Treasury Bill.  The Government of Canada Treasury Bill was purchased for $19.5 million with a face value totaling $20.0 million, resulting in a yield of 2.81%, and maturing on May 25, 2023. The US Government Treasury Bill was purchased for USD $22.4 million ($29.9 million) with a face value of USD $22.5 million ($30.0 million), resulting in a yield of 4.18%, and matured on February 7, 2023.

5.	Loans, net of allowance for credit losses:

The Bank organizes its lending portfolio into the following four broad asset categories: Point-of-Sale Loans and Leases, Commercial Real Estate Mortgages, Commercial Real Estate Loans, and Public Sector and Other Financing. These categories have been established in the Bank’s proprietary, internally developed asset management system and have been designed to catalogue individual lending assets as a function primarily of their key risk drivers, the nature of the underlying collateral, and the applicable market segment.

The Point-of-Sale Loans and Leases (“POS Financing”) asset category is comprised of Point of Sale Loan and Lease Receivables acquired from the Bank’s broad network of origination and servicing partners as well as Warehouse Loans that provide bridge financing to the Bank’s origination and servicing partners for the purpose of accumulating and seasoning practical volumes of individual loans and leases prior to the Bank purchasing the cashflow receivables derived from same.

The Commercial Real Estate Mortgages (“CRE Mortgages”) asset category is comprised of Commercial and Residential Construction Mortgages, Commercial Term Mortgages, Commercial Insured Mortgages and Land Mortgages. While all of these loans would be considered commercial loans or business-to-business loans, the underlying credit risk exposure is diversified across both the commercial and retail market segments, and further, the portfolio benefits from diversity in its underlying security in the form of a broad range of collateral properties.

The Commercial Real Estate Loans (“CRE Loans”) asset category is comprised primarily of Condominium Corporation Financing loans.

The Public Sector and Other Financing (“PSOF”) asset category is comprised primarily of Public Sector Loans and Leases, a small balance of Corporate Loans and Leases and Single Family Residential Conventional and Insured Mortgages.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

a) Summary of loans and allowance for credit losses:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Point-of-sale loans and leases	$2,414,266	$2,220,894	$1,439,781
Commercial real estate mortgages	752,138	710,369	722,829
Commercial real estate loans	12,811	13,165	14,600
Public sector and other financing	42,523	35,452	31,247
	3,221,738	2,979,880	2,208,457

Allowance for credit losses	(2,289)	(1,904)	(1,455)
Accrued interest	15,634	14,702	8,636

Total loans, net of allowance for credit losses	$3,235,083	$2,992,678	$2,215,638

The following table provides a summary of loan amounts, expected credit loss allowance amounts, and expected loss rates by lending asset category:

	As at January 31, 2023				As at October 31, 2022
(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total	Stage 1	Stage 2	Stage 3	Total
Point-of-sale loans and leases	$2,407,986	$4,598	$1,682	$2,414,266	$2,215,388	$5,227	$279	$2,220,894
ECL allowance	583	-	-	583	545	-	-	545
EL %	0.02%	0.00%	0.00%	0.02%	0.02%	0.00%	0.00%	0.02%
Commercial real estate mortgages	$668,730	$83,408	$-	$752,138	$599,113	$111,256	$-	$710,369
ECL allowance	1,517	74	-	1,591	1,150	137	-	1,287
EL %	0.23%	0.09%	0.00%	0.21%	0.19%	0.12%	0.00%	0.18%
Commercial real estate loans	$12,811	$-	$-	$12,811	$13,165	$-	$-	$13,165
ECL allowance	57	-	-	57	54	-	-	54
EL %	0.44%	0.00%	0.00%	0.44%	0.41%	0.00%	0.00%	0.41%
Public sector and other financing	$42,348	$175	$-	$42,523	$35,273	$179	$-	$35,452
ECL allowance	55	3	-	58	17	1	-	18
EL %	0.13%	1.71%	0.00%	0.14%	0.05%	0.56%	0.00%	0.05%
Total loans	$3,131,875	$88,181	$1,682	$3,221,738	$2,862,939	$116,662	$279	$2,979,880
Total ECL allowance	2,212	77	-	2,289	1,766	138	-	1,904
Total EL %	0.07%	0.09%	0.00%	0.07%	0.06%	0.12%	0.00%	0.06%

The Bank’s maximum exposure to credit risk is the carrying value of its financial assets. The Bank holds security against the majority of its loans in the form of mortgage interests over property, other registered securities over assets, guarantees or cash reserves on loan and lease receivables included in the POS Financing portfolio (see note 8).

Allowance for credit losses

The Bank must maintain an allowance for expected credit losses (“ECL”) that is adequate, in management’s opinion, to absorb all credit related losses in the Bank’s lending and treasury portfolios. Under IFRS 9, the Bank’s ECL is estimated using the expected credit loss methodology and is comprised of expected credit losses recognized on both performing loans, and non-performing, or impaired loans even if no actual loss event has occurred.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

Assessment of significant increase in credit risk (“SICR”)

At each reporting date, the Bank assesses whether or not there has been a SICR for loans since initial recognition by comparing, at the reporting date, the risk of default occurring over the remaining expected life against the risk of default at initial recognition.

SICR is a function of the loan’s internal risk rating assignment, internal watchlist status, loan review status and delinquency status which are updated as necessary in response to changes including, but not limited to, changes in macroeconomic and/or market conditions, changes in a borrower’s credit risk profile, and changes in the strength of the underlying security, including guarantor status, if a guarantor exists.

Quantitative models may not always be able to capture all reasonable and supportable information that may indicate a SICR. As a result, qualitative factors may be considered to supplement such a gap.

Examples include changes in adjudication criteria for a particular group of borrowers or asset categories or changes in portfolio composition as well as changes in Canadian and US macroeconomic trends attributable to changes in monetary policy, inflation, employment rates, consumer behaviour and geo-political risks.

Expected credit loss model - Estimation of expected credit losses

Expected credit losses are an estimate of a loan’s expected cash shortfalls discounted at the effective interest rate, where a cash shortfall is the difference between the contractual cash flows that are due to the Bank and the cash flows that the Bank actually expects to receive.

Forward-looking Information

The Bank incorporates the impact of future economic conditions, or more specifically forward-looking information into the estimation of expected credit losses at the credit risk parameter level. This is accomplished via the credit risk parameter models and proxy datasets that the Bank utilizes to develop probability of default (“PD”), and loss given default (“LGD”), term structure forecasts for its loans. The Bank has sourced credit risk modeling systems and forecast macroeconomic scenario data from Moody’s Analytics, a third-party service provider for the purpose of computing forward-looking credit risk parameters under multiple macroeconomic scenarios that consider both market-wide and idiosyncratic factors and influences. These systems are used in conjunction with the Bank’s internally developed ECL models. Given that the Bank has experienced very limited historical losses and, therefore, does not have available statistically significant loss data inventory for use in developing internal, forward looking expected credit loss trends, the use of unbiased, third-party forward-looking credit risk parameter modeling systems is particularly important for the Bank in the context of the estimation of expected credit losses.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

The Bank utilizes macroeconomic indicator data derived from multiple macroeconomic scenarios in order to mitigate volatility in the estimation of expected credit losses, as well as to satisfy the IFRS 9 requirement that future economic conditions are to be based on an unbiased, probability-weighted assessment of possible future outcomes. More specifically, the macroeconomic indicators set out in the macroeconomic scenarios are used as inputs for the credit risk parameter models utilized by the Bank to sensitize the individual PD and LGD term structure forecasts to the respective macroeconomic trajectory set out in each of the scenarios (see Expected Credit Loss Sensitivity below). Currently the Bank utilizes upside, downside and baseline forecast macroeconomic scenarios, and assigns discrete weights to each for use in the estimation of its reported ECL. The Bank has also applied expert credit judgement, where appropriate, to reflect, amongst other items, uncertainty in the Canadian and US macroeconomic environments.

The macroeconomic indicator data utilized by the Bank for the purpose of sensitizing PD and LGD term structure data to forward economic conditions include, but are not limited to: GDP, the national unemployment rate, long term interest rates, the consumer price index, the S&P/TSX Index and the price of oil. These specific macroeconomic indicators were selected in an attempt to ensure that the spectrum of fundamental macroeconomic influences on the key drivers of the credit risk profile of the Bank’s balance sheet, including: corporate, consumer and real estate market dynamics; corporate, consumer and SME borrower performance; geography; as well as collateral value volatility, are appropriately captured and incorporated into the Bank’s forward macroeconomic sensitivity analysis.

Key assumptions driving the base case macroeconomic forecast trends this quarter include: household finances come under pressure attributable to elevated inflation and higher interest rates as the Bank of Canada pushes the overnight rate to 4.75%; the housing sector continues to pull back as home sales reduce and prices compress over the course of 2023 precipitating a slow down in the construction, finance and manufacturing industries; unemployment starts to rise and a small, technical recession ensues in the first half of 2023 as consumer spending dampens and firms lower their growth plans; the impact of the Russian invasion of Ukraine on global commodity prices and trade continues to diminish; public health restrictions do not return even as new COVID-19 case counts occasionally spike through the winter; and, supply-chain stress continues to ease as global vaccination rates improve and goods demand softens.

Management developed ECL estimates using credit risk parameter term structure forecasts sensitized to individual baseline, upside and downside forecast macroeconomic scenarios, each weighted at 100%, and subsequently computed the variance of each to the Bank’s reported ECL as at January 31, 2023 in order to assess the alignment of the Bank’s reported ECL with the Bank’s credit risk profile, and further, to assess the scope, depth and ultimate effectiveness of the credit risk mitigation strategies that the Bank has applied to its lending portfolios (see Expected credit loss sensitivity below).

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

Expected credit loss sensitivity:

The following table presents the sensitivity of the Bank’s estimated ECL to a range of individual macroeconomic scenarios, that in isolation may not reflect the Bank’s actual expected ECL exposure, as well as the variance of each to the Bank’s reported ECL as at January 31, 2023:

(thousands of Canadian dollars)
	Reported	100%	100%	100%
	ECL	Upside	Baseline	Downside

Allowance for expected credit losses	$2,289	$1,857	$2,772	$4,025
Variance from reported ECL		(432)	483	1,736
Variance from reported ECL (%)		(19%)	21%	76%

The ECL model requires the recognition of credit losses based on 12 months of expected losses for performing loans which is reflected in the Bank’s Stage 1 grouping. The Bank recognizes lifetime expected losses on loans that have experienced a significant increase in credit risk since origination which is reflected in the Bank’s Stage 2 grouping. Impaired loans require recognition of lifetime losses and is reflected in Stage 3 grouping.

The determination of a significant increase in credit risk is a function primarily of loan product type and the associated risk profile of same. The principal factors considered in making this determination include relative changes in the Bank’s internal risk rating assignment, the loan’s watchlist status, and the loan’s delinquency status. Notwithstanding the above, the assessment of a significant increase in credit risk will require experienced credit judgement.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2023:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$545	$-	$-	$545
Transfer in (out) to Stage 1	38	(38)	-	-
Transfer in (out) to Stage 2	(54)	54	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	54	(16)	-	38
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	38	-	-	38
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$583	$-	$-	$583

Commercial real estate mortgages
Balance at beginning of period	$1,150	$137	$-	$1,287
Transfer in (out) to Stage 1	62	(62)	-	-
Transfer in (out) to Stage 2	(30)	30	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	263	(31)	-	232
Loan originations	86	-	-	86
Derecognitions and maturities	(14)	-	-	(14)
Provision for (recovery of) credit losses	367	(63)	-	304
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$1,517	$74	$-	$1,591

Commercial real estate loans
Balance at beginning of period	$54	$-	$-	$54
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	3	-	-	3
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	3	-	-	3
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$57	$-	$-	$57

Public sector and other financing
Balance at beginning of period	$17	$1	$-	$18
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	11	2	-	13
Loan originations	27	-	-	27
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	38	2	-	40
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$55	$3	$-	$58

Total balance at end of period	$2,212	$77	$-	$2,289

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

The following table provides a reconciliation of the Bank’s ECL allowance by lending asset category for the three months ended January 31, 2022:

(thousands of Canadian dollars)	Stage 1	Stage 2	Stage 3	Total

Point-of-sale loans and leases
Balance at beginning of period	$275	$-	$-	$275
Transfer in (out) to Stage 1	38	(38)	-	-
Transfer in (out) to Stage 2	(58)	58	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	115	(20)	-	95
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	95	-	-	95
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$370	$-	$-	$370

Commercial real estate mortgages
Balance at beginning of period	$980	$134	$-	$1,114
Transfer in (out) to Stage 1	14	(14)	-	-
Transfer in (out) to Stage 2	(4)	4	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(28)	(24)	-	(52)
Loan originations	80	-	-	80
Derecognitions and maturities	(93)	(4)	-	(97)
Provision for (recovery of) credit losses	(31)	(38)	-	(69)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$949	$96	$-	$1,045

Commercial real estate loans
Balance at beginning of period	$45	$-	$-	$45
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(9)	-	-	(9)
Loan originations	-	-	-	-
Derecognitions and maturities	-	-	-	-
Provision for (recovery of) credit losses	(9)	-	-	(9)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$36	$-	$-	$36

Public sector and other financing
Balance at beginning of period	$16	$3	$-	$19
Transfer in (out) to Stage 1	-	-	-	-
Transfer in (out) to Stage 2	-	-	-	-
Transfer in (out) to Stage 3	-	-	-	-
Net remeasurement of loss allowance	(11)	(3)	-	(14)
Loan originations	-	-	-	-
Derecognitions and maturities	(1)	-	-	(1)
Provision for (recovery of) credit losses	(12)	(3)	-	(15)
Write-offs	-	-	-	-
Recoveries	-	-	-	-
Balance at end of period	$4	$-	$-	$4

Total balance at end of period	$1,359	$96	$-	$1,455

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

b) Impaired loans:

At January 31, 2023, the Bank held two impaired loans totalling $1.7 million ( October 31, 2022 - $279,000).

6.	Other assets:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Accounts receivable	$3,406	$3,774	$2,938
Prepaid expenses and other	12,950	10,213	11,474
Property and equipment	6,698	6,868	6,905
Right-of-use assets	3,948	4,122	4,643
Deferred income tax asset	2,003	2,128	2,868
Interest rate swap	49	-	-
Investment (note 6a)	953	953	953
Goodwill	5,754	5,754	5,754
Intangible assets (note 6b)	9,627	9,363	8,934

	$45,388	$43,175	$44,469

a)         In February 2021, the Bank acquired an 11% investment in Canada Stablecorp Inc. (“Stablecorp”) for cash consideration of $953,000. The Bank has made an irrevocable election to designate this investment at fair value through other comprehensive income at initial recognition and any future changes in the fair value of the investment will be recognized in other comprehensive income (loss). Amounts recorded in other comprehensive income (loss) will not be reclassified to profit and loss at a later date.

b)         As at January 31, 2023, of total intangible assets were of $9.6 million ( October 31, 2022 - $9.4 million), which includes, $6.6 million ( October 31, 2022 - $6.2 million) in development costs that have been capitalized.

7.	Subordinated notes payable:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Issued March 2019, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of $5.0 million, $500,000 is held by related party (note 14), effective interest rate of 10.41%, maturing March 2029.	$4,911	$4,908	$4,901

Issued April 2021, unsecured, non-viability contingent capital compliant, subordinated notes payable, principal amount of USD $75.0 million, effective interest rate of 5.38%, maturing May 2031.	97,854	100,043	92,825

	$102,765	$104,951	$97,726

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

8.	Other liabilities:

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Accounts payable and other	$5,482	$7,662	$6,155
Current income tax liability	1,829	5,797	1,975
Deferred income tax liability	704	786	855
Lease obligations	4,295	4,471	4,944
Cash collateral and amounts held in escrow	7,210	8,006	5,252
Cash reserves on loan and lease receivables	132,776	126,110	114,485

	$152,296	$152,832	$133,666

9.	Share capital:

a) Common shares:

At January 31, 2023, there were 26,423,486 ( October 31, 2022 - 27,245,782) common shares outstanding.

On August 5, 2022, the Bank received approval from the Toronto Stock Exchange (“TSX”) to proceed with a Normal Course Issuer Bid (“NCIB”) for its common shares. Further, on September 21, 2022, the Bank received approval from the Nasdaq to proceed with a NCIB for its common shares. Pursuant to the NCIB, the Bank may purchase for cancellation up to 1,700,000 of its common shares representing approximately 9.54% of its public float. The Bank’s directors and management believe that the market price of the Bank’s common shares does not reflect the value of the business and its future prospects, and further, reflects a material discount to book value; as such, the purchase of common shares for cancellation at such time is a prudent corporate measure and represents an attractive investment for the Bank.

The Bank was eligible to make purchases commencing on August 17, 2022 and ending on August 16, 2023, or such earlier date as the Bank may complete its purchases pursuant to the NCIB. The purchases will be made by the Bank through the facilities of the TSX and alternate trading systems and in accordance with the rules of the TSX or such alternate trading systems, as applicable, and the prices that the Bank will pay for any common shares will be the market price of such shares at the time of acquisition. The Bank will make no purchases of common shares other than open market purchases. All shares purchased under the NCIB will be cancelled.

For the quarter ended January 31, 2023, the Bank purchased and cancelled 822,296 common shares for $8.3 million, reducing the Bank’s Common Share capital value by $7.1 million and retained earnings by $1.2 million.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

b) Preferred shares:

At January 31, 2023, there were 1,461,460 ( October 31, 2022 - 1,461,460) Series 1 preferred shares outstanding. These shares are Basel III compliant, non-cumulative rate reset preferred shares and include NVCC provisions. As a result, these shares qualify as Additional Tier 1 Capital (see note 15).

c) Stock options

Under the Bank’s stock option plan, the Bank will grant, to eligible participants, options for the Bank’s common shares on a periodic basis. As per the Bank’s current stock option plan, all options issued have a five year term and vest over a three year period. The Bank was authorized to issue 1,240,000 common share stock options through its stock option plan and as at January 31, 2023, 963,276 common share stock options were issued and outstanding ( October 31, 2022 - 965,766).

Stock option transactions during the three month periods ended January 31, 2023 and 2022:

	for the three months ended
	January 31, 2023		January 31, 2022
		Weighted		Weighted
	Number of	average	Number of	average
	options	exercise price	options	exercise price

Outstanding, beginning of period	965,766	$15.53	40,000	$7.00
Granted	1,500	15.90	913,730	15.90
Exercised	-	-	-	-
Forfeited/cancelled	3,990	15.90	-	-
Expired	-	-	-	-

Outstanding, end of period	963,276	$15.53	953,730	$15.53

For the three month period ended January 31, 2023, the Bank recognized $343,000 ( January 31, 2022 - $196,000) in compensation expense related to the estimated fair value of options granted. As at January 31, 2023, 40,000 common share stock options were fully vested and exercisable at $7.00 per share and expire in October 2023.

10.	Income tax provision:

Income tax provision for the three months ended January 31, 2023 was $3.8 million ( January 31, 2022 - $2.1 million). The Bank’s combined statutory federal and provincial income tax rate is approximately 27% ( January 31, 2022 - 27%). The effective rate is affected by certain items not being taxable or deductible for income tax purposes.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

11.	Income per common share:

(thousands of Canadian dollars)
	for the three months ended
	January 31	January 31
	2023	2022

Net income	$9,417	$5,566
Less: dividends on preferred shares	(247)	(247)
	9,170	5,319

Average number of common shares outstanding	27,025,317	27,441,082

Income per common share:	$0.34	$0.19

Common shares associated with the Series 1 NVCC preferred shares are contingently issuable shares and would only have a dilutive impact upon issuance. There are 40,000 outstanding employee stock options that are dilutive; however, the impact on the Bank’s income per share calculation is de minimis.

12.	Derivative instruments:

At January 31, 2023, the Bank had an outstanding contract established for asset liability management purposes to swap between floating and fixed interest rates with a notional amount totalling $7.9 million ( October 31, 2022 - $nil), of which $7.9 million ( October 31, 2022 - $nil) qualified for hedge accounting. The Bank enters into interest rate contracts for its own account exclusively and does not act as an intermediary in this market. As required under the accounting standard relating to hedges, at January 31, 2023, $49,000 ( October 31, 2022 - $nil) relating to this contract was included in other assets and the offsetting amount included in the carrying values of the asset to which they relate. Approved counterparties are limited to Canadian chartered banks.

13.	Commitments and contingencies:

The amount of credit-related commitments represents the maximum amount of additional credit that the Bank could be obligated to extend.

(thousands of Canadian dollars)
	January 31	October 31	January 31
	2023	2022	2022

Loan commitments	$346,747	$382,851	$315,764
Letters of credit	58,136	60,273	51,131

	$404,883	$443,124	$366,895

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

14.	Related party transactions:

The Bank’s Board of Directors and Senior Executive Officers represent key management personnel and are related parties. At January 31, 2023, amounts due from these related parties totalled $1.3 million ( October 31, 2022 - $1.3 million) and an amount due from a corporation controlled by key management personnel totalled $3.4 million ( October 31, 2022 - $3.9 million). The interest rates charged on loans and advances to related parties are based on mutually agreed-upon terms. Interest income earned on the above loans for the three months ended January 31, 2023, was $24,000 ( January 31, 2022 - $24,000). There were no specific provisions for credit losses associated with loans issued to key management personnel ( October 31, 2022 - $nil), and all loans issued to key management personnel were current as at January 31, 2023. $500,000 of the Bank’s $5.0 million subordinated notes payable, issued in March 2019, are held by a related party (note 7).

15.	Capital management:

a) Overview:

The Bank’s policy is to maintain a strong capital base so as to retain investor, creditor and market confidence as well as to support the future growth and development of the business. The impact of the level of capital held on shareholders’ return is an important consideration, and the Bank recognizes the need to maintain a balance between the higher returns that may be possible with greater leverage and the advantages and security that may be afforded by a more robust capital position.

OSFI sets and monitors capital requirements for the Bank. Capital is managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and that take into account, amongst other items, forecasted capital requirements and current and anticipated financial market conditions.

The goal is to maintain adequate regulatory capital for the Bank to be considered well capitalized, protect consumer deposits and provide capacity to support organic growth as well as to capitalize on strategic opportunities that do not otherwise require accessing the public capital markets, all the while providing a satisfactory return to shareholders. The Bank’s regulatory capital is comprised of share capital, retained earnings and unrealized gains and losses on fair value through other comprehensive income securities (Common Equity Tier 1 capital), preferred shares (Additional Tier 1 capital) and subordinated notes (Tier 2 capital).

The Bank monitors its capital adequacy and related capital ratios on a daily basis and has policies setting internal targets and thresholds for its capital ratios. These capital ratios consist of the leverage ratio and the risk-based capital ratios.

The Bank makes use of the Standardized Approach for credit risk as prescribed by OSFI and, therefore, may include eligible ECL allowance amounts in its Tier 2 capital, up to a maximum of 1.25% of its credit risk-weighted assets calculated under the Standardized Approach.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

During the three month period ended January 31, 2023, there were no material changes in the Bank’s management of capital.

b)	Risk-based capital ratios:

The Basel Committee on Banking Supervision has published the Basel III rules on capital adequacy and liquidity (“Basel III”). OSFI requires that all Canadian banks must comply with the Basel III standards on an “all-in” basis for the purpose of determining their risk-based capital ratios. Required minimum regulatory capital ratios are a 7.0% Common Equity Tier 1 capital ratio (“CET1”), an 8.5% Tier 1 capital ratio and a 10.5% total capital ratio, all of which include a 2.50% capital conservation buffer.

OSFI also requires banks to measure capital adequacy in accordance with guidelines for determining risk- adjusted capital and risk-weighted assets including off-balance sheet credit instruments as specified in the Basel III regulations. Based on the deemed credit risk for each type of asset, both on and off-balance sheet assets of the Bank are assigned a weighting ranging between 0% to 150% to determine the Bank’s risk- weighted equivalent assets and its risk-based capital ratios.

The Bank’s risk-based capital ratios are calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2023	2022

Common Equity Tier 1 (CET1) capital
Directly issued qualifying common share capital	$218,865	$225,982
Contributed surplus	1,955	1,612
Retained earnings	116,638	109,335
Accumulated other comprehensive income	72	99
CET1 before regulatory adjustments	337,530	337,028
Regulatory adjustments applied to CET1	(11,119)	(11,371)
Common Equity Tier 1 capital	$326,411	$325,657

Additional Tier 1 capital
Directly issued qualifying Additional Tier 1 instruments	$13,647	$13,647
Total Tier 1 capital	$340,058	$339,304

Tier 2 capital
Directly issued Tier 2 capital instruments	$105,125	$107,367
Tier 2 capital before regulatory adjustments	105,125	107,367
Eligible stage 1 and stage 2 allowance	2,289	1,904
Total Tier 2 capital	$107,414	$109,271
Total regulatory capital	$447,472	$448,575
Total risk-weighted assets	$2,917,048	$2,714,902
Capital ratios
CET1 capital ratio	11.19%	12.00%
Tier 1 capital ratio	11.66%	12.50%
Total capital ratio	15.34%	16.52%

As at January 31, 2023 and October 31, 2022, the Bank exceeded all of the minimum Basel III regulatory capital requirements prescribed by OSFI.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

c)	Leverage ratio:

The leverage ratio, which is prescribed under the Basel III Accord, is a supplementary measure to the risk-based capital requirements and is defined as the ratio of Tier 1 capital to the Bank’s total exposures. The Basel III minimum leverage ratio is 3.0%. The Bank’s leverage ratio is calculated as follows:

(thousands of Canadian dollars)
	January 31	October 31
	2023	2022

On-balance sheet assets	$3,531,690	$3,265,998
Assets amounts adjusted in determining the Basel III
Tier 1 capital	(11,119)	(11,371)
Total on-balance sheet exposures	3,520,571	3,254,627

Total off-balance sheet exposure at gross notional amount	$404,883	$443,124
Adjustments for conversion to credit equivalent amount	(232,402)	(251,101)
Total off-balance sheet exposures	172,481	192,023

Tier 1 capital	340,058	339,304
Total exposures	3,693,052	3,446,650

Leverage ratio	9.21%	9.84%

As at January 31, 2023 and October 31, 2022, the Bank was in compliance with the leverage ratio prescribed by OSFI.

16.	Interest rate risk position:

The Bank is subject to interest rate risk, which is the risk that a movement in interest rates could negatively impact net interest margin, net interest income and the economic value of assets, liabilities and shareholders’ equity. The following table provides the duration difference between the Bank’s assets and liabilities and the potential after-tax impact of a 100 basis point shift in interest rates on the Bank’s earnings during a 12 month period.

(thousands of Canadian dollars)
	January 31, 2023		October 31, 2022
	Increase 100 bps	Decrease 100 bps	Increase 100 bps	Decrease 100 bps
Increase (decrease):
Impact on projected net interest income during a 12 month period	$4,156	$(4,168)	$4,304	$(4,261)

Duration difference between assets and liabilities (months)	2.6		1.4

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

17.	Fair value of financial instruments:

Fair values are based on management’s best estimates of market conditions and valuation policies at a certain point in time. The estimates are subjective and involve particular assumptions and judgement and, as such, may not be reflective of future fair values. The Bank’s loans and deposits lack an available market as they are not typically exchanged and, therefore, the book value of these instruments is not necessarily representative of amounts realizable upon immediate settlement. See note 18 of the October 31, 2022 audited Consolidated Financial Statements for more information on fair values.

(thousands of Canadian dollars)
As at	January 31, 2023		October 31, 2022
	Book	Fair	Book	Fair
(thousands of Canadian dollars)	Value	Value	Value	Value

Assets

Cash	$201,372	$201,372	$88,581	$88,581
Securities	49,847	49,847	141,564	141,564
Loans	3,235,083	3,208,534	2,992,678	2,963,676
Investment in Stablecorp	953	953	953	953

Liabilities

Deposits	$2,925,452	$2,866,985	$2,657,540	$2,561,421
Subordinated notes payable	102,765	105,125	104,951	107,367
Other financial liabilities	149,763	149,763	146,249	146,249

18.	Operating segmentation:

The Bank has established two reportable operating segments, those being Digital Banking and DRTC (cybersecurity services). The two operating segments are strategic business operations providing distinct products and services to different markets and are separately managed as a function of the distinction in the nature of each business. The following summarizes the operations of each of the reportable segments:

Digital Banking – The Bank employs a branchless business-to-business model using its proprietary financial technology to address underserved segments in the Canadian and US banking markets. VersaBank obtains its deposits and provides the majority of its loans and leases electronically via innovative deposit and lending solutions for financial intermediaries.

DRTC (cybersecurity services and banking and financial technology development) – Leveraging its internally developed IT security software and capabilities, VersaBank established a wholly owned subsidiary, DRT Cyber Inc., to pursue significant large-market opportunities in cybersecurity and develop innovative solutions to address the rapidly growing volume of cyber threats challenging financial institutions, multi-national corporations and government entities.

VERSABANK
Notes to Interim Consolidated Financial Statements
(Unaudited)

Three month periods ended January 31, 2023 and 2022

The basis for the determination of the reportable segments is a function primarily of the systematic, consistent process employed by the Bank’s chief operating decision maker, the Chief Executive Officer, and the Chief Financial Officer in reviewing and interpreting the operations and performance of each segment. The accounting policies applied to these segments are consistent with those employed in the preparation of the Bank’s Consolidated Financial Statements, as disclosed in note 3 of the Bank’s 2022 audited Consolidated Financial Statements.

Performance is measured based on segment net income, as included in the Bank’s internal management reporting. Management has determined that this measure is the most relevant in evaluating segment results and in the allocation of resources.

The following table sets out the results of each reportable operating segment as at and for the three months ended January 31, 2023 and 2022:

(thousands of Canadian dollars)
for the three months ended	January 31, 2023				January 31, 2022
	Digital	DRTC	Eliminations/	Consolidated	Digital	DRTC	Eliminations/	Consolidated
	Banking		Adjustments		Banking		Adjustments
Net interest income	$24,274	$-	$-	$24,274	$16,885	$-	$-	$16,885
Non-interest income	2	1,833	(191)	1,644	-	1,422	(41)	1,381
Total revenue	24,276	1,833	(191)	25,918	16,885	1,422	(41)	18,266

Provision for credit losses	385	-	-	385	2	-	-	2
	23,891	1,833	(191)	25,533	16,883	1,422	(41)	18,264

Non-interest expenses:
Salaries and benefits	6,684	1,573	-	8,257	5,440	643	-	6,083
General and administrative	2,862	455	(191)	3,126	3,482	183	(41)	3,624
Premises and equipment	623	329	-	952	582	347	-	929
	10,169	2,357	(191)	12,335	9,504	1,173	(41)	10,636

Income (loss) before income taxes	13,722	(524)	-	13,198	7,379	249	-	7,628

Income tax provision	3,789	(8)	-	3,781	1,961	101	-	2,062

Net income (loss)	$9,933	$(516)	$-	$9,417	$5,418	$148	$-	$5,566

Total assets	$3,522,279	$23,797	$(14,386)	$3,531,690	$2,412,167	$23,767	$(20,588)	$2,415,346

Total liabilities	$3,174,197	$27,751	$(21,435)	$3,180,513	$2,072,691	$25,147	$(19,443)	$2,078,395

The Bank has operations in the US, through both its Digital Banking and DRTC businesses; however as at January 31, 2023, substantially all of the Bank’s earnings and assets are based in Canada.

19.	Comparative balances:

Certain comparative balances have been reclassified to conform with the financial statement presentation adopted in the current period.